UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.
2.	Unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2024
3.	Limited Review Reports
4.	News Release

OTHER NEWS

Subject: Outcome of Board Meeting held on July 27, 2024

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

In terms of Regulation 30, 33, 52(4) and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), we write to inform you that the Board of Directors of ICICI Bank Limited (the Bank), at its meeting held today, inter alia, approved unaudited financial results (standalone and consolidated) for the quarter ended June 30, 2024 (Q1-2025). We enclose herewith the following:

a.	Unaudited financial results (standalone and consolidated) for Q1-2025;

b.	Limited review reports on the unaudited financial results (standalone and consolidated) issued by M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank for the corresponding period; and

c.	News Release on unaudited financial results for Q1-2025.

In terms of Regulation 30 of the SEBI Listing Regulations, pursuant to, inter alia, change in the organization structure, Mr. Pravendra Shah and Mr. Vikas Agarwal will not be part of the updated list of senior management personnel with effect from July 28, 2024.

Please take the above information on record.

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722286

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-4008 8900

Website: www.icicibank.com, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS

(₹ in crore)

				Three months ended			Year ended
Sr. no.	Particulars			June 30, 2024 (Q1-2025)	March 31, 2024 (Q4-2024)	June 30, 2023 (Q1-2024)	March 31, 2024 (FY2024)
				(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			38,995.78	37,948.36	33,327.61	142,890.94
	a)	Interest/discount on advances/bills		30,108.54	29,423.40	25,844.15	110,943.93
	b)	Income on investments		8,156.58	7,782.01	6,618.00	28,630.99
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		443.00	430.16	412.70	1,791.39
	d)	Others		287.66	312.79	452.76	1,524.63
2.	Other income[1]			7,001.92	5,648.78	5,435.25	22,957.77
3.	TOTAL INCOME (1)+(2)			45,997.70	43,597.14	38,762.86	165,848.71
4.	Interest expended			19,442.87	18,855.56	15,101.15	68,585.22
5	Operating expenses (e)+(f)			10,529.99	9,702.83	9,522.59	39,132.73
	e)	Employee cost		4,370.51	3,720.24	3,883.66	15,141.99
	f)	Other operating expenses		6,159.48	5,982.59	5,638.93	23,990.74
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)			29,972.86	28,558.39	24,623.74	107,717.95
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)			16,024.84	15,038.75	14,139.12	58,130.76
8.	Provisions (other than tax) and contingencies			1,332.18	718.49	1,292.44	3,642.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			14,692.66	14,320.26	12,846.68	54,487.83
10.	Exceptional items			..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			14,692.66	14,320.26	12,846.68	54,487.83
12.	Tax expense (g)+(h)			3,633.55	3,612.73	3,198.48	13,599.56
	g)	Current tax		3,326.56	2,300.57	3,137.37	12,050.65
	h)	Deferred tax		306.99	1,312.16	61.11	1,548.91
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			11,059.11	10,707.53	9,648.20	40,888.27
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			11,059.11	10,707.53	9,648.20	40,888.27
16.	Paid-up equity share capital (face value ₹ 2 each)			1,407.45	1,404.68	1,399.54	1,404.68
17.	Reserves excluding revaluation reserves			247,987.56	232,505.97	205,587.83	232,505.97
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.20%	0.22%
	ii)	Capital adequacy ratio (Basel III)		15.96%	16.33%	16.71%	16.33%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	15.73	15.26	13.80	58.38
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	15.46	14.99	13.54	57.33
19.	NPA Ratio[2]
	i.	Gross non-performing customer assets (net of write-off)		28,718.63	27,961.68	31,822.39	27,961.68
	ii.	Net non-performing customer assets		5,684.79	5,377.79	5,381.77	5,377.79
	iii.	% of gross non-performing customer assets (net of write-off) to gross customer assets		2.15%	2.16%	2.76%	2.16%
	iv.	% of net non-performing customer assets to net customer assets		0.43%	0.42%	0.48%	0.42%
20.	Return on assets (annualised)			2.36%	2.36%	2.39%	2.37%
21.	Net worth[3]			244,448.42	227,933.46	199,443.22	227,933.46
22.	Outstanding redeemable preference shares			..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00
24.	Debt-equity ratio[4]			0.27	0.30	0.33	0.30
25.	Total debts to total assets[5]			6.35%	6.68%	6.75%	6.68%

1.	During Q4-2024, the Bank had transferred accumulated translation loss of ₹ 339.66 crore related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.
2.	At June 30, 2024, the percentage of gross non-performing advances (net of write-off) to gross advances was 2.25% (March 31, 2024: 2.26%, June 30, 2023: 2.83%) and net non-performing advances to net advances was 0.46% (March 31, 2024: 0.45%, June 30, 2023: 0.51%).
3.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015.
4.	Debt represents borrowings with residual maturity of more than one year.
5.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(₹ in crore)

	At
Particulars	June 30, 2024	March 31, 2024	June 30, 2023
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,407.45	1,404.68	1,399.54
Employees stock options/units outstanding	1,516.12	1,405.32	916.04
Reserves and surplus	251,070.91	235,589.32	208,650.29
Deposits	1,426,149.46	1,412,824.95	1,238,736.60
Borrowings (includes subordinated debt)	120,146.85	124,967.58	111,252.36
Other liabilities and provisions	92,406.30	95,322.73	86,045.51
Total Capital and Liabilities	1,892,697.09	1,871,514.58	1,647,000.34

Assets
Cash and balances with Reserve Bank of India	80,438.97	89,711.70	68,799.52
Balances with banks and money at call and short notice	30,224.07	50,214.31	37,447.44
Investments	475,255.60	461,942.27	398,139.53
Advances	1,223,154.27	1,184,406.39	1,057,582.60
Fixed assets	11,101.40	10,859.84	9,731.31
Other assets	72,522.78	74,380.07	75,299.94
Total Assets	1,892,697.09	1,871,514.58	1,647,000.34

 STANDALONE SEGMENTAL RESULTS

(₹ in crore)

		Three months ended			Year ended
Sr. no.	Particulars	June 30, 2024 (Q1-2025)	March 31, 2024 (Q4-2024)	June 30, 2023 (Q1-2024)	March 31, 2024 (FY2024)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	37,378.46	36,409.82	31,057.21	134,547.57
b	Wholesale Banking	19,392.15	18,872.51	16,069.13	71,780.22
c	Treasury	32,647.36	30,321.23	26,305.11	113,959.22
d	Other Banking	690.26	775.59	844.19	3,297.30
	Total segment revenue	90,108.23	86,379.15	74,275.64	323,584.31
	Less: Inter segment revenue	44,110.53	42,782.01	35,512.78	157,735.60
	Income from operations	45,997.70	43,597.14	38,762.86	165,848.71
2.	Segment results (i.e. Profit before tax)
a	Retail Banking	4,239.07	5,486.11	4,178.63	18,849.17
b	Wholesale Banking	4,912.07	5,475.96	4,079.70	19,971.71
c	Treasury	5,473.58	3,241.65	4,362.13	14,898.40
d	Other Banking	67.94	116.54	226.22	768.55
	Total segment results	14,692.66	14,320.26	12,846.68	54,487.83
3.	Segment assets
a	Retail Banking	747,392.84	719,313.62	630,477.85	719,313.62
b	Wholesale Banking	491,263.38	482,456.10	446,455.06	482,456.10
c	Treasury	616,608.50	628,256.14	531,436.54	628,256.14
d	Other Banking	32,396.38	34,891.44	31,188.56	34,891.44
e	Unallocated	5,035.99	6,597.28	7,442.33	6,597.28
	Total segment assets	1,892,697.09	1,871,514.58	1,647,000.34	1,871,514.58
4.	Segment liabilities
a	Retail Banking	1,027,261.28	1,019,845.49	918,274.84	1,019,845.49
b	Wholesale Banking	455,949.98	456,571.53	380,883.03	456,571.53
c	Treasury	135,128.50	137,386.24	120,918.90	137,386.24
d	Other Banking	6,707.73	6,212.00	2,528.28	6,212.00
e	Unallocated	13,655.12	13,100.00	13,429.41	13,100.00
	Total segment liabilities	1,638,702.61	1,633,115.26	1,436,034.46	1,633,115.26
5.	Capital employed	253,994.48	238,399.32	210,965.88	238,399.32
6.	Total (4)+(5)	1,892,697.09	1,871,514.58	1,647,000.34	1,871,514.58

 Notes on segmental results:

1.	'The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	'"Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

 'RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹ in crore)

Sr. no	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
Q1-2025
	Retail Banking	37,378.46	4,239.07	747,392.84	1,027,261.28
(i)	Digital Banking	9,294.03	1,187.22	135,195.54	192,709.03
(ii)	Other Retail Banking	28,084.43	3,051.85	612,197.30	834,552.25
Q4-2024
	Retail Banking	36,409.82	5,486.11	719,313.62	1,019,845.49
(i)	Digital Banking	9,420.47	1,646.74	131,401.90	185,559.64
(ii)	Other Retail Banking	26,989.35	3,839.37	587,911.72	834,285.85
Q1-2024
	Retail Banking	31,057.21	4,178.63	630,477.85	918,274.84
(i)	Digital Banking	7,069.30	1,175.94	99,428.98	148,151.01
(ii)	Other Retail Banking	23,987.91	3,002.69	531,048.87	770,123.83

3.	'"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	'"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	'"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

			Three months ended			Year ended
Sr. no.		Particulars	June 30, 2024 (Q1-2025)	March 31, 2024 (Q4-2024)	June 30, 2023 (Q1-2024)	March 31, 2024 (FY2024)
			(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		44,581.65	42,606.72	37,105.89	159,515.92
	a)	Interest/discount on advances/bills	31,755.59	30,970.34	27,087.69	116,589.78
	b)	Income on investments	11,665.69	10,473.02	8,831.05	38,107.07
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	717.74	687.25	582.21	2,649.88
	d)	Others	442.63	476.11	604.94	2,169.19
2.	Other income		22,688.41	24,574.98	14,978.11	76,521.80
3.	TOTAL INCOME (1)+(2)		67,270.06	67,181.70	52,084.00	236,037.72
4.	Interest expended		21,121.62	20,423.73	16,367.66	74,108.16
5.	Operating expenses (e)+(f)		28,071.16	29,906.42	20,056.67	97,782.79
	e)	Employee cost	6,165.85	4,949.23	4,811.33	19,171.98
	f)	Other operating expenses	21,905.31	24,957.19	15,245.34	78,610.81
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)		49,192.78	50,330.15	36,424.33	171,890.95
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)		18,077.28	16,851.55	15,659.67	64,146.77
8.	Provisions (other than tax) and contingencies		1,315.89	697.91	1,345.04	3,712.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		16,761.39	16,153.64	14,314.63	60,434.36
10.	Exceptional items		..	..	..	..
11.	Add: Share of profit in associates		56.87	227.32	251.04	1,073.77
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		16,818.26	16,380.96	14,565.67	61,508.13
13.	Tax expense (g)+(h)		4,355.45	4,180.91	3,551.22	15,427.62
	g)	Current tax	4,094.74	2,736.77	3,507.57	13,693.30
	h)	Deferred tax	260.71	1,444.14	43.65	1,734.32
14.	Less: Share of profit/(loss) of minority shareholders		766.97	528.53	378.33	1,824.14
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		11,695.84	11,671.52	10,636.12	44,256.37
16.	Extraordinary items (net of tax expense)		..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		11,695.84	11,671.52	10,636.12	44,256.37
18.	Paid-up equity share capital (face value ₹ 2/- each)		1,407.45	1,404.68	1,399.54	1,404.68
19.	Reserves excluding revaluation reserves		266,675.48	250,222.56	220,658.14	250,222.56
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		16.64	16.63	15.22	63.19
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		16.32	16.32	14.91	61.96

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

	At
Particulars	June 30, 2024	March 31, 2024	June 30, 2023
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,407.45	1,404.68	1,399.54
Employees stock options/units outstanding	1,516.12	1,405.32	916.04
Reserves and surplus	269,786.39	253,333.84	223,749.98
Minority interest	14,396.84	13,888.42	6,997.14
Deposits	1,456,732.61	1,443,579.95	1,269,343.44
Borrowings (includes subordinated debt)	206,033.29	207,428.00	182,981.41
Liabilities on policies in force	295,381.31	281,318.33	253,673.57
Other liabilities and provisions	162,140.81	161,704.49	100,836.28
Total Capital and Liabilities	2,407,394.82	2,364,063.03	2,039,897.40

Assets
Cash and balances with Reserve Bank of India	80,506.78	89,943.02	68,839.14
Balances with banks and money at call and short notice	54,002.68	72,825.88	58,589.88
Investments	857,793.87	827,162.51	692,709.14
Advances	1,303,045.56	1,260,776.20	1,124,875.06
Fixed assets	13,663.27	13,240.28	11,154.20
Other assets	95,472.48	97,640.98	83,628.65
Goodwill on consolidation	2,910.18	2,474.16	101.33
Total Assets	2,407,394.82	2,364,063.03	2,039,897.40

 CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

		Three months ended			Year ended
Sr. no.	Particulars	June 30, 2024 (Q1-2025)	March 31, 2024 (Q4-2024)	June 30, 2023 (Q1-2024)	March 31, 2024 (FY2024)
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1.	Segment revenue
a	Retail Banking	37,378.46	36,409.82	31,057.21	134,547.57
b	Wholesale Banking	19,392.15	18,872.51	16,069.13	71,780.22
c	Treasury	32,651.54	30,321.38	26,305.52	113,701.83
d	Other Banking	1,497.42	1,591.49	1,566.63	6,403.40
e	Life Insurance	11,335.68	17,735.16	9,937.69	54,236.13
f	General Insurance	6,175.57	1,895.81	..	1,895.81
g	Others	4,436.39	4,012.27	3,129.78	14,036.87
	Total segment revenue	112,867.21	110,838.44	88,065.96	396,601.83
	Less: Inter segment revenue	45,597.15	43,656.74	35,981.96	160,564.11
	Income from operations	67,270.06	67,181.70	52,084.00	236,037.72
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	4,239.07	5,486.11	4,178.63	18,849.17
b	Wholesale Banking	4,912.07	5,475.96	4,079.70	19,971.71
c	Treasury	5,477.73	3,241.76	4,362.51	14,640.88
d	Other Banking	314.13	361.14	431.66	1,638.40
e	Life Insurance	260.23	234.34	208.48	923.23
f	General Insurance	773.99	220.47	..	220.47
g	Others	1,683.11	1,622.90	1,344.40	6,009.70
	Total segment results	17,660.33	16,642.68	14,605.38	62,253.56
	Less: Inter segment adjustment	898.94	489.04	290.75	1,819.20
	Add: Share of profit in associates	56.87	227.32	251.04	1,073.77
	Profit before tax and minority interest	16,818.26	16,380.96	14,565.67	61,508.13
3.	Segment assets
a	Retail Banking	747,392.84	719,313.62	630,477.85	719,313.62
b	Wholesale Banking	491,263.38	482,456.10	446,455.06	482,456.10
c	Treasury	617,563.37	634,054.80	536,365.17	634,054.80
d	Other Banking	85,504.40	89,305.62	85,997.13	89,305.62
e	Life Insurance	313,150.94	298,795.29	270,187.94	298,795.29
f	General Insurance	65,696.63	62,831.70	..	62,831.70
g	Others	95,096.58	87,996.61	74,421.79	87,996.61
h	Unallocated	5,439.56	7,571.17	7,589.80	7,571.17
	Total	2,421,107.70	2,382,324.91	2,051,494.74	2,382,324.91
	Less: Inter segment adjustment	13,712.88	18,261.88	11,597.34	18,261.88
	Total segment assets	2,407,394.82	2,364,063.03	2,039,897.40	2,364,063.03
4.	Segment liabilities
a	Retail Banking	1,027,261.28	1,019,845.49	918,274.84	1,019,845.49
b	Wholesale Banking	455,949.98	456,571.53	380,883.03	456,571.53
c	Treasury	160,318.98	166,411.24	136,353.59	166,411.24
d	Other Banking	54,147.38	55,134.33	52,110.28	55,134.33
e	Life Insurance	302,050.71	287,991.47	259,852.31	287,991.47
f	General Insurance	52,402.27	50,358.96	..	50,358.96
g	Others	83,024.16	76,768.05	64,855.12	76,768.05
h	Unallocated	13,242.98	13,100.00	13,100.00	13,100.00
	Total	2,148,397.74	2,126,181.07	1,825,429.17	2,126,181.07
	Less: Inter segment adjustment	13,712.88	18,261.88	11,597.34	18,261.88
	Total segment liabilities	2,134,684.86	2,107,919.19	1,813,831.83	2,107,919.19
5.	Capital employed	272,709.96	256,143.84	226,065.57	256,143.84
6.	Total (4)+(5)	2,407,394.82	2,364,063.03	2,039,897.40	2,364,063.03

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	''Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	''Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	''Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	''Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	''Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	''General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	''Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	''Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Notes:

1.	The above standalone and consolidated financial results have been approved by the Board of Directors at its meeting held on July 27, 2024. The joint statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial results for Q1-2025.
2.	The financial results have been prepared in accordance with the recognition and measurement principles given in Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under the Companies Act, 2013.
3.	At June 30, 2024, the Bank holds contingency provision of ₹ 13,100.00 crore (March 31, 2024 and June 30, 2023: ₹ 13,100.00 crore).
4.	There are no changes in the significant accounting policies applied during the Q1-2025 as compared to those applied in FY2024 except for classification and measurement of investments by the Bank. With effect from April 1, 2024, the Bank has implemented Master Direction issued by RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks(Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation gains and losses. For the purpose of consolidation, group entities other than the Bank, continue to follow accounting policies applied in FY2024. Accordingly, in standalone and consolidated financial results, the Bank has accounted net transition gain of ₹ 2,058.31 crore (net of tax) and ₹ 1,156.10 crore (net of tax) in Available for Sale (‘AFS’) Reserve and General Reserve respectively in accordance with the RBI Directions. Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at June 30, 2024 have been recognised through AFS reserve and Profit and Loss account respectively. Accordingly, the amount for previous periods are not comparable.
5.	During Q1-2025, the Bank has allotted 13,852,753 equity shares of ₹ 2 each pursuant to exercise of employee stock options/units.
6.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated financial results for Q1-2025 are not comparable with the previous period/year.
7.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio and details of loans transferred/acquired under the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 is available at https://www.icicibank.com/regulatory-disclosure.page.
8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.	The amounts for Q4-2024 are balancing figures between the figures as per the audited financial statements for FY2024 and the published figures for 9M-2024.

10.	The above standalone and consolidated financial results have been reviewed/audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants.
11.	₹ 1.00 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

Rakesh Jha
Mumbai	Executive Director
July 27, 2024	DIN-00042075

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited standalone financial results for the quarter ended 30 June 2024 of ICICI Bank Limited pursuant to the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

The Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 June 2024 (‘the Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘the Listing Regulations’), except for the disclosures relating to Pillar 3 disclosures as at 30 June 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 07 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank's Management and approved by the Board of Directors of the Bank, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard 25 ‘Interim Financial Reporting’(‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules issued thereunder, in so far as they apply to Banks, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

4.	Based on our review conducted as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25 prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI Guidelines and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosures as at 30 June 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 07 to the Statement and have not been reviewed by us.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Vinit Jain
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 145911

UDIN: 24118580BKFMBL6528	UDIN: 24145911BKFXPG8941

Place: Mumbai	Place: Mumbai
Date: 27 July 2024	27 July 2024

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
602 Floor 6, Raheja Titanium,	Level-19, Sunshine Tower,
Western Express Highway,	Senapati Bapat Marg,
Geetanjali, Railway Colony,	Elphinstone Road.
Ram Nagar, Goregaon (E),	Mumbai 400 013
Mumbai 400 063

Independent Auditors’ Review Report on unaudited consolidated financial results for the quarter ended 30 June 2024 of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

To

The Board of Directors of

ICICI Bank Limited

1.	We have reviewed the accompanying statement of unaudited consolidated financial results of ICICI Bank Limited (‘the Parent Bank’ or ‘the Bank’), its subsidiaries (the Parent Bank and its subsidiaries together referred to as ‘the Group’) and its share of the net profit after tax of its associates for the quarter ended 30 June 2024 (the ‘Statement’), being submitted by the Bank pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘Listing Regulations’), except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 June 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Note 07 to the Statement and have not been reviewed by us.

2.	This Statement, which is the responsibility of the Bank’s Management and has been approved by the Bank’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Accounting Standard (‘AS’) 25 ‘Interim Financial Reporting’ (‘AS 25’), prescribed under section 133 of the Companies Act, 2013, read with relevant rules thereunder, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (the ‘RBI’) from time to time (the ‘RBI Guidelines’) and other accounting principles generally accepted in India, and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (‘SRE’) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, as amended, to the extent applicable.

4.	The Statement includes the financial statements/financial results of the entities referred in Annexure 1.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review/audit reports of other auditors, referred to in paragraph 8 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with relevant rules thereunder, the RBI Guidelines, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations including the manner in which it is to

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

be disclosed, or that it contains any material misstatement, except for the disclosures relating to consolidated Pillar 3 disclosures as at 30 June 2024, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations, as have been disclosed on the Bank’s website and in respect of which a link has been provided in Note 07 to the Statement and have not been reviewed by us.

6.	The joint statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated 23 July 2024 have expressed an unmodified opinion and have reported in the 'Other Matter' section that ‘The actuarial valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2024 is the responsibility of the Company's Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI') and the Institute of Actuaries of India in concurrence with the Authority. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists, as contained in the condensed standalone interim financial statements of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI Life.

7.	The joint statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 19 July 2024, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Claims Incurred But Not Reported (‘IBNR'), Claims Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, which are estimated using statistical methods as at 30 June 2024 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the Condensed Interim Financial Statement of the Company’. Our conclusion on the Statement is not modified in respect of this matter based on the opinion expressed by the joint statutory auditors of ICICI General.

8.	We did not review / audit the interim financial statements / financial results of twelve subsidiaries, included in the Statement, whose interim financial statements / financial results reflects total assets of Rs. 5,27,459.96 crore (before consolidation adjustments) as at 30 June 2024 and total revenues of Rs. 22,720.25 crore (before consolidation adjustments) and total net profit after tax of Rs. 2,248.78 crore for the quarter ended 30 June 2024 as considered in the Statement. These interim financial statements/ financial results have been reviewed/audited by other auditors whose review/ audit reports have been furnished to us by the management, and our conclusion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above. Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements / results have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed/audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our review report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors. According to the information and explanations given to us by the management, the interim financial statements/results of these three subsidiaries are not material to the Group. Our conclusion on the statement is not modified in respect of the above matter.

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

9.	The Statement includes the interim financial statements / results of six subsidiaries which have not been reviewed / audited by their auditors, whose interim financial statements / results reflect total assets of Rs. 424.72 crore (before consolidation adjustments) as at 30 June 2024, total revenues of Rs. 42.70 crore (before consolidation adjustments) and total net profit after tax of Rs. 3.58 crore (before consolidation adjustments) for the quarter ended 30 June 2024, as considered in the Statement. The Statement also includes the Group's share of net profit after tax of Rs. 56.87 crore for the quarter ended 30 June 2024, as considered in the Statement, in respect of six associates based on their interim financial statements / results which have not been reviewed/audited by their auditors. According to the information and explanations given to us by the Management, these interim financial statements / results are not material to the Group. Our conclusion on the Statement is not modified in respect of the above matter.

For M S K A & Associates	For KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)
ICAI Firm Registration No. 105047W	ICAI Firm Registration No. 105146W/W100621

Tushar Kurani	Vinit Jain
Partner	Partner
ICAI Membership No.: 118580	ICAI Membership No.: 145911

UDIN: 24118580BKFMBM1446	UDIN: 24145911BKFXPH5041

Place: Mumbai	Place: Mumbai
Date: 27 July 2024	Date: 27 July 2024

M S K A & Associates	KKC & Associates LLP
Chartered Accountants	Chartered Accountants
(formerly Khimji Kunverji & Co LLP)

Annexure 1

List of entities included in the Statement.

Parent Bank

1.	ICICI Bank Limited

Subsidiaries

2.	ICICI Bank Canada

3.	ICICI Bank UK PLC

4.	ICICI International Limited

5.	ICICI Prudential Life Insurance Company Limited

6.	ICICI Lombard General Insurance Company Limited

7.	ICICI Prudential Pension Funds Management Company Limited

8.	ICICI Securities Primary Dealership Limited

9.	ICICI Home Finance Company Limited

10.	ICICI Investment Management Company Limited

11.	ICICI Securities Limited

12.	ICICI Securities Holdings Inc.

13.	ICICI Securities Inc.

14.	ICICI Venture Funds Management Company Limited

15.	ICICI Trusteeship Services Limited

16.	ICICI Prudential Asset Management Company Limited

17.	ICICI Prudential Trust Limited

18.	I-Process Services (India) Private Limited

19.	ICICI Strategic Investments Fund

Associates

20.	NIIT Institute of Finance Banking and Insurance Training Limited

21.	ICICI Merchant Services Private Limited

22.	Arteria Technologies Private Limited

23.	India Infradebt Limited

24.	India Advantage Fund III

25.	India Advantage Fund IV

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 27, 2024

Performance Review: Quarter ended June 30, 2024

•	Profit before tax excluding treasury grew by 11.8% year-on-year to ₹ 14,080 crore (US$ 1.7 billion) in the quarter ended June 30, 2024 (Q1-2025)

•	Core operating profit grew by 11.0% year-on-year to ₹ 15,412 crore (US$ 1.8 billion) in Q1-2025

•	Profit after tax grew by 14.6% year-on-year to ₹ 11,059 crore (US$ 1.3 billion) in Q1-2025

•	Total period-end deposits grew by 15.1% year-on-year to ₹ 14,26,150 crore (US$ 171.0 billion) at June 30, 2024

•	Average deposits grew by 17.8% year-on-year to ₹ 13,78,658 crore (US$ 165.3 billion) at June 30, 2024

•	Average current account and savings account (CASA) ratio was 39.6% in Q1-2025

•	Domestic loan portfolio grew by 15.9% year-on-year to ₹ 11,88,587 crore (US$ 142.5 billion) at June 30, 2024

•	Net NPA ratio was 0.43% at June 30, 2024 compared to 0.42% at March 31, 2024

•	Provisioning coverage ratio on non-performing assets was 79.7% at June 30, 2024

•	Including profits for Q1-2025, total capital adequacy ratio was 16.63% and CET-1 ratio was 15.92%, on a standalone basis, at June 30, 2024

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended June 30, 2024 (Q1- 2025). The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended June 30, 2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 11.8% year-on-year to ₹ 14,080 crore (US$ 1.7 billion) in Q1-2025 from ₹ 12,595 crore (US$ 1.5 billion) in the quarter ended June 30, 2023 (Q1-2024)

•	The core operating profit grew by 11.0% year-on-year to ₹ 15,412 crore (US$ 1.8 billion) in Q1-2025 from ₹ 13,887 crore (US$ 1.7 billion) in Q1-2024

•	Net interest income (NII) increased by 7.3% year-on-year to ₹ 19,553 crore (US$ 2.3 billion) in Q1-2025 from ₹ 18,227 crore (US$ 2.2 billion) in Q1-2024

•	The net interest margin was 4.36% in Q1-2025 compared to 4.40% in Q4-2024 and 4.78% in Q1-2024

•	Non-interest income, excluding treasury, increased by 23.3% year-on-year to ₹ 6,389 crore (US$ 766 million) in Q1-2025 from ₹ 5,183 crore (US$ 622 million) in Q1-2024

•	Fee income grew by 13.4% year-on-year to ₹ 5,490 crore (US$ 658 million) in Q1-2025 from ₹ 4,843 crore (US$ 581 million) in Q1-2024. Fees from retail, rural, business banking and SME customers constituted about 78% of total fees in Q1-2025

•	Treasury gains increased to ₹ 613 crore (US$ 74 million) in Q1-2025 from ₹ 252 crore (US$30 million) in Q1-2024 reflecting realised and mark-to-market gains in equity shares and security receipts

•	Provisions (excluding provision for tax) were ₹ 1,332 crore (US$ 160 million) in Q1-2025 compared to ₹ 1,292 crore (US$ 155 million) in Q1-2024

•	The profit before tax grew by 14.4% year-on-year to ₹ 14,693 crore (US$ 1.8 billion) in Q1-2025 from ₹ 12,847 crore (US$ 1.5 billion) in Q1-2024

•	The profit after tax grew by 14.6% year-on-year to ₹ 11,059 crore (US$ 1.3 billion) in Q1-2025 from ₹ 9,648 crore (US$ 1.2 billion) in Q1-2024

Credit growth

The net domestic advances grew by 15.9% year-on-year and 3.3% sequentially at June 30, 2024. The retail loan portfolio grew by 17.1% year-on-year and 2.4% sequentially, and comprised 54.4% of the total loan portfolio at June 30, 2024. Including non-fund outstanding, the retail portfolio was 46.3% of the total portfolio at June 30, 2024. The business banking portfolio grew by 35.6% year-on-year and 8.9% sequentially at June 30, 2024. The SME business, comprising borrowers with a turnover of less than ₹ 250 crore (US$ 31 million), grew by 23.5% year-on-year and 4.0% sequentially at June 30, 2024. The rural portfolio grew by 16.9% year-on-year and 3.4% sequentially at June 30, 2024. The domestic corporate portfolio grew by 10.3% year-on-year and 3.1% sequentially at June 30, 2024. Total advances increased by 15.7% year-on-year and 3.3% sequentially to ₹ 12,23,154 crore (US$ 146.7 billion) at June 30, 2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank continues to enhance the use of technology in its operations to provide simplified solutions to customers. The Bank has launched an industry-first initiative ‘SmartLock’ that empowers customers to instantly lock or unlock the key banking services such as UPI, Debit Cards, Credit Cards, with just one click on iMobile Pay. About 71% of trade transactions were done digitally in Q1-2025. The volume of transactions done through Trade Online platform grew by 21.5% year-on-year in Q1-2025.

Deposit growth

Total period-end deposits increased by 15.1% year-on-year and 0.9% sequentially to ₹ 14,26,150 crore (US$ 171.0 billion) at June 30, 2024. Period-end term deposits increased by 19.9% year-on-year and 3.1% sequentially to ₹ 8,42,479 crore (US$ 101.0 billion) at June 30, 2024. Average deposits increased by 17.8% year-on-year and 3.3% sequentially to ₹ 13,78,658 crore (US$ 165.3 billion) in Q1-2025. Average current account deposits increased by 13.3% year-on-year and 3.1% sequentially in Q1-2025. Average savings account deposits increased by 8.2% year-on-year and 6.0% sequentially in Q1-2025.

With the addition of 64 branches during Q1-2025, the Bank had a network of 6,587 branches and 17,102 ATMs & cash recycling machines at June 30, 2024.

The value of the Bank’s merchant acquiring transactions through UPI grew by 51.6% year-on-year in Q1-2025. The Bank had a market share of about 32.1% by value in electronic toll collections through FASTag in Q1-2025, with a 16.9% year-on-year growth in collections in Q1-2025.

Asset quality

The gross NPA ratio was 2.15% at June 30, 2024 compared to 2.16% at March 31, 2024. The net NPA ratio was 0.43% at June 30, 2024 compared to 0.42% at March 31, 2024. The gross NPA additions were ₹ 5,916 crore (US$ 709 million) in Q1-2025 compared to ₹ 5,139 crore (US$ 616 million) in Q4-2024. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,292 crore (US$ 395 million) in Q1-2025 compared to ₹ 3,918 crore (US$ 470 million) in Q4-2024. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 2,624 crore (US$ 315 million) in Q1-2025 compared to ₹ 1,221 crore (US$ 146 million) in Q4-2024. The Bank has written off gross NPAs amounting to ₹ 1,753 crore (US$ 210 million) in Q1-2025. The provisioning coverage ratio on NPAs was 79.7% at June 30, 2024.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 2,735 crore (US$ 328 million) or 0.2% of total advances at June 30, 2024 from ₹ 3,059 crore (US$ 367 million) at March 31, 2024. The Bank holds provisions amounting to ₹ 863 crore (US$ 103 million) against these borrowers under resolution, as of June 30, 2024. In addition, the Bank continues to hold contingency provisions of ₹ 13,100 crore (US$ 1.6 billion) at June 30, 2024. The loan and non-fund based

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

outstanding to performing corporate and SME borrowers rated BB and below was ₹ 5,286 crore (US$ 634 million) at June 30, 2024 compared to ₹ 5,528 crore (US$ 663 million) at March 31, 2024. The loan and non-fund based outstanding of ₹ 5,286 crore (US$ 634 million) at June 30, 2024 includes ₹ 572 crore (US$ 69 million) to borrowers under resolution.

Capital adequacy

Including profits for Q1-2025, the Bank’s total capital adequacy ratio at June 30, 2024 was 16.63% and CET-1 ratio was 15.92% compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

Consolidated results

The consolidated profit after tax increased by 10.0% year-on-year to ₹ 11,696 crore (US$ 1.4 billion) in Q1-2025 from ₹ 10,636 crore (US$ 1.3 billion) in Q1-2024.

Consolidated assets grew by 18.0% year-on-year to ₹ 24,07,395 crore (US$ 288.7 billion) at June 30, 2024 from ₹ 20,39,897 crore (US$ 244.6 billion) at June 30, 2023.

Key subsidiaries and associates

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) increased by 34.4% year-on-year to ₹ 1,963 crore (US$ 235 million) in Q1-2025 from ₹ 1,461 crore (US$ 175 million) in Q1-2024. Value of New Business (VNB) of ICICI Life increased to ₹ 472 crore (US$ 57 million) in Q1-2025 from ₹ 438 crore (US$ 53 million) in Q1-2024. The VNB margin was 24.0% in Q1-2025 compared to 24.6% in FY2024. The profit after tax increased to ₹ 225 crore (US$ 27 million) in Q1-2025 from ₹ 207 crore (US$ 25 million) in Q1-2024.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) increased by 20.4% year-on-year to ₹ 7,688 crore (US$ 922 million) in Q1-2025 from ₹ 6,387 crore (US$ 766 million) in Q1-2024. The combined ratio stood at 102.3% in Q1-2025 compared to 103.8% in Q1-2024. The profit after tax of ICICI General increased by 48.7% to ₹ 580 crore (US$ 70 million) in Q1-2025 from ₹ 390 crore (US$ 47 million) in Q1-2024.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, increased to ₹ 633 crore (US$ 76 million) in Q1-2025 from ₹ 474 crore (US$ 57 million) in Q1-2024.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, increased to ₹ 527 crore (US$ 63 million) in Q1-2025 from ₹ 271 crore (US$ 32 million) in Q1-2024.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

₹ crore

	FY2024	Q1-2024	Q4-2024	Q1-2025
	Audited	Unaudited	Audited	Unaudited
Net interest income	74,306	18,227	19,093	19,553
Non-interest income	22,949	5,183	5,930	6,389
- Fee income	20,796	4,843	5,436	5,490
- Dividend income from subsidiaries/associates	2,073	291	484	894
- Other income	80	49	10	5
Less:
Operating expense	39,133	9,523	9,703	10,530
Core operating profit[1]	58,122	13,887	15,320	15,412
Total net provision	3,643	1,292	718	1,332
- Contingency provisions[2]	-	-	-
- Other provisions	3,643	1,292	718	1,332
Profit before tax excl. treasury	54,479	12,595	14,602	14,080
Treasury	9[3]	252	(281)[3]	613
Profit before tax	54,488	12,847	14,321	14,693
Less:
Provision for taxes	13,600	3,199	3,613	3,634
Profit after tax	40,888	9,648	10,708	11,059

1.	Excluding treasury

2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.6 billion) at June 30, 2024

3.	The treasury loss during Q4-2024 includes the impact of transfer of negative balance of ₹ 340 crore (US$ 41 million) in Foreign Currency Translation Reserve related to Bank’s Offshore Unit in Mumbai to profit and loss account in view of the proposed closure of the Unit

4.	Prior period numbers have been re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

			₹ crore
	30-Jun-23	31-Mar-24	30-Jun-24
	Unaudited	Audited	Unaudited
Capital and liabilities
Capital	1,400	1,405	1,407
Employee stock options outstanding	916	1,405	1,516
Reserves and surplus	2,08,650	2,35,589	2,51,071
Deposits	12,38,737	14,12,825	14,26,150
Borrowings (includes subordinated debt)	1,11,252	1,24,968	1,20,147
Other liabilities and provisions	86,045	95,323	92,406
Total capital and liabilities	16,47,000	18,71,515	18,92,697

Assets
Cash and balances with Reserve Bank of India	68,800	89,712	80,439
Balances with banks and money at call and short notice	37,447	50,214	30,224
Investments	3,98,140	4,61,942	4,75,256
Advances	10,57,583	11,84,406	12,23,154
Fixed assets	9,730	10,860	11,101
Other assets	75,300	74,381	72,523
Total assets	16,47,000	18,71,515	18,92,697
1.	Prior period figures have been re-grouped/re-arranged wherever necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 83.39

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: July 27, 2024	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Assistant General Manager